EXHIBIT 3.3

CERTIFICATE OF RETIREMENT AND ELIMINATION

OF

SERIES B PREFERRED STOCK

OF

BILL BARRETT CORPORATION

(Pursuant to Section 243 of the
Delaware General Corporation Law)

     Bill Barrett Corporation (the “Corporation”), a corporation organized and existing under the Delaware General Corporation Law, certifies as follows:

     FIRST: The Restated Certificate of Incorporation authorizes the issuance of 51,951,418 shares of Series B Preferred Stock, par value $.001 per share (the “Series B Stock”).

     SECOND: On December 15, 2004, the board of directors of the Corporation, by resolution, retired 51,951,418 shares of Series B Stock (the “Shares”), which Shares constituted all of the authorized Shares of Series B Stock.

     THIRD: Section 9 of Exhibit B to the Restated Certificate of Incorporation of the Corporation prohibits the reissuance of such Shares.

     FOURTH: As a result of the retirement of the Shares and the prohibition against their reissuance as shares of Series B Stock, and pursuant to the provisions of Section 243 of the Delaware General Corporation Law and the terms of the Series B Stock, the number of authorized shares of Series B Stock shall be reduced accordingly and all references to Series B Stock in the Certificate of Incorporation of the Corporation are hereby eliminated.

     IN WITNESS WHEREOF, Bill Barrett Corporation has caused this certificate to be signed by its duly authorized officer this 15th day of December 2004.

BILL BARRETT CORPORATION
By:	/s/ Francis B. Barron
	Name:	Francis B. Barron
	Title:	Senior Vice President—General Counsel and Secretary